May 5, 2010

VIA EDGAR AND HAND DELIVERY

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation
IMH Secured Loan Fund, LLC
File Nos. 333-164087 and 333-164087-01

Dear Mr. Vaughn:

Attached please find additional information from IMH Financial Corporation and IMH Secured Loan Fund, LLC provided in response to the questions raised by the Staff of the Division of Corporation Finance in a letter dated May 4, 2010.  Due to the commercially sensitive nature of information contained herein, the attached information is submitted pursuant to a request for confidential treatment under Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83].

If the Staff has any questions concerning these matters, or requires any further information, please contact the undersigned at (415) 984-8833.

Very truly yours,

/s/ Peter T. Healy

Peter T. Healy, Esq.
of O’MELVENY & MYERS LLP

Attachments

cc:	Kathryn McHale, Esq.
Justin Dobbie, Esq.
Brittany Ebbertt, Staff Accountant

***

CONFIDENTIAL INFORMATION OMITTED PURSUANT TO RULE 83 AND PROVIDED TO THE STAFF OF THE DIVISION OF CORPORATION FINANCE UNDER SEPARATE COVER.

***